(713) 860-7352

willburns@paulhastings.com

February 3, 2025

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Brian Soares
Mr. Nicholas Panos

Re:	Captivision Inc.
Schedule 13D Filed by Gary R. Garrabrant
Filed August 6, 2024
File No. 005-94238
Response Letter Dated December 11, 2024

Ladies and Gentlemen:

On behalf of Gary R. Garrabrant (the “Reporting Person”), we are submitting this letter in response to the comment of the staff of the Division of Corporate Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated December 17, 2024 (the “Comment Letter”), with respect to the above-referenced Schedule 13D (the “Schedule 13D”) and the Schedule 13D filed jointly with Jaguar Global Growth Partners I, LLC and the other reporting persons therein, on January 2, 2024 (File No. 005-94238) (the “JGGC Schedule 13D”).

For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by our responses on the Reporting Person’s behalf.

General

1.	We note your response to prior comment 2. Please advise us why Mr. Garrabrant filed a new Schedule 13D on August 6, 2024 instead of continuing to report his beneficial ownership by amending the Schedule 13D he jointly filed on January 2, 2024. In addition, please advise us why the associated Amendment No. 1 to the Schedule 13D filed on August 6, 2024 by Jaguar Global Growth Partners I, LLC omits the information called for by Items 2-6 of Schedule 13D or a cover page for Mr. Garrabrant or any of the other reporting persons identified in the initial Schedule 13D filed on January 2, 2024. Refer to Exchange Act Rule 13d- 1(k)(1)(ii) and the text in Rule 13d-101 of Regulation 13D-G accompanying the asterisk on the facing page of Schedule 13D, which states that the “remainder of this cover page shall be filled out for [...] any subsequent amendment containing information which would alter disclosures provided in a prior cover page.”

Response: The Reporting Person respectfully acknowledges the Staff’s comment and advises the Staff that an amendment to the JGGC Schedule 13D was filed to (i) revise Items 2-6 and the cover pages for the Reporting Person and the other reporting persons therein and (ii) correct (a) the Schedule 13D and (b) Amendment No. 1 to the JGGC Schedule 13D, filed August 6, 2024.

* * *

Paul Hastings LLP | 600 Travis Street, Fifty-Eighth Floor | Houston, TX 77002

t: +1. 713.860.7300 | www.paulhastings.com

February 3, 2025

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact the undersigned at (713) 860-7352 (willburns@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

Sincerely,

/s/ R. William Burns
R. William Burns
of PAUL HASTINGS LLP